Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands, except ratios)

	Six Months Ended June 30,
	2011	2010(1)
Earnings:
Income (loss) from continuing operations before income tax expense (2)(3)	$250,474	$(12,228)
Fixed charges	20,937	52,480
Adjustment to net distributed income from equity investee	615	4,100
Interest capitalized	(1,315)	(344)
Amortization of previously capitalized interest	156	115
Non-controlling interest	(2,732)	(2,262)

Total	$268,135	$41,861

Fixed Charges:
Interest cost and debt expense	$18,590	$50,998
Interest capitalized	1,315	344
Interest allocable to rental expense(4)	1,032	1,138

Total Fixed Charges	$20,937	$52,480
Preferred dividends	389	—

Total Fixed Charges and Preferred Dividends	$21,326	$52,480

Ratio of Earnings to Fixed Charges	12.8x	— (5)

Ratio of Earnings to Fixed Charges and Preferred Dividends	12.6x	— (6)

(1)	Restated to reflect amounts reclassified to discontinued operations due to the Partnership’s sale of Elk City.
(2)	Includes a $255.7 million gain on asset sale and a $4.6 million non-cash loss recognized on derivatives for the six months ended June 30, 2011.
(3)	Includes a non-cash gain recognized on derivatives of $22.3 million and a non-recurring cash derivative unwind expense of $22.4 million for the six months ended June 30, 2010.
(4)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(5)	The Partnership earnings were insufficient to cover its fixed charges by $10.6 million for this period.
(6)	The Partnership earnings were insufficient to cover its fixed charges and preferred dividends by $10.6 million for this period.